UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 29951 / February 22, 2012

In the Matter of	:
	:
	:
PRESERVATION TRUST ADVISORS, LLC	:
One Embarcadero Center, Suite 1140	:
San Francisco, CA 94111	:
	:
NORTHERN LIGHTS FUND TRUST	:
4020 South 147th Street	:
Omaha, NE 68137	:
	:
(812-13965)	:
	:

ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940
GRANTING AN EXEMPTION FROM SECTION 15(a) OF THE ACT AND RULE
18f-2 UNDER THE ACT

Preservation Trust Advisors, LLC and Northern Lights Fund Trust filed an application on
September 29, 2011, and amendments to the application on January 19, 2012 and January
27, 2012, requesting an order under section 6(c) of the Investment Company Act of 1940,
as amended (the "Act"), exempting applicants from section 15(a) of the Act and rule 18f-
2 under the Act. The order would permit applicants to enter into and materially amend
subadvisory agreements without shareholder approval.

On January 26, 2012, a notice of the filing of the application was issued (Investment
Company Act Release No. 29937). The notice gave interested persons an opportunity to
request a hearing and stated that an order granting the application would be issued unless
a hearing was ordered. No request for a hearing has been filed, and the Commission has
not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that granting the requested exemption is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

Accordingly,

IT IS ORDERED, under section 6(c) of the Act, that the relief requested by Preservation Trust Advisors, LLC and Northern Lights Fund Trust (File No. 812-13965) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Kevin M. O'Neill
Deputy Secretary